FILE NO: 82-3806

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

1 March 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


04010459

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Preliminary Results for year 31 December 2003.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. Notifiable Interest in Shares

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 3/10



communicate RNS



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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	17:10 27 Feb 2004
Number	9419V

RNS Number:9419V
Rentokil Initial PLC
27 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	19,600
Bank of New York, London	3,045,100
JP Morgan/Chase, London	31,396,010
Citibank Nominees Ltd, London	1,077,550
Clydesdale Bank plc, London	2,650,300
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	467,500
Mellon Bank, London	5,678,450
Merrill Lynch, London	1,632,800
Northern Trust Company, London	1,877,750
Royal Trust Corp of Canada, London	2,729,070
State Street Nominees Ltd, London	7,064,790

5. Number of shares / amount of stock acquired

57,662,120

6. Percentage of issued class

3.16%

7. Number of shares / amount of stock disposed

N/A

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

26 February 2004

11. Date company informed

26 February 2004

12. Total holding following this notification

57,662,120

13. Total percentage holding of issued class following this notification

3.16%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

27 February 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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News Release



26th February 2004

Rentokil Initial plc
Preliminary Results for the Year to 31st December 2003

- Turnover from continuing operations increased 6.9% to £2,471.1m.
- Profit before Tax increased 4.7% to £408.5m, before charging £11.7m exceptional loss on disposal of businesses.
- Excellent operating cash flow up 10.8% to £269.3m.
- Earnings per share, adjusted for the exceptional loss on disposal of businesses, up 9.8% to 16.47p with basic earnings per share up 5.5% to 15.83p.
- Full year dividend per share up 10.3% to 6.10p.
- Strong performances in Security and Parcels Delivery.

The results for 2003 were:-

Turnover from continuing operations increased by 6.9% to £2,471.1m and by 4.8% at constant 2003 average exchange rates. Total turnover increased by 6.3% to £2,486.2m and by 4.1% at constant 2003 average exchange rates.

Profit before tax and exceptional loss on disposal of businesses increased by 4.7% to £408.5m and by 0.9% at constant 2003 average exchange rates. Profit before tax after the exceptional loss on disposal of businesses increased by 1.7% to £396.8m and reduced by 2.0% at constant 2003 average exchange rates.

Earnings per share adjusted for the exceptional loss on disposal of businesses increased 9.8% to 16.47p with basic earnings per share up 5.5% to 15.83p.

Dividend The Board has proposed a final dividend of 4.35p per share, giving a full year dividend of 6.10p per share, an increase of 10.3% over 2002.

Segmental Commentary - Continuing Operations *(at constant 2003 average exchange rates)*

Hygiene

Total Hygiene turnover grew by 2.0% to £982.5m with operating profit down by 1.9% to £287.4m.

Hygiene Services was up by 2.0% in turnover at £758.1m and down 3.6% in operating profit at £202.6m. Continental Europe was up 4.5% in turnover at £486.8m, with strong performances in France and Portugal, and good performances in Austria and Denmark but with disappointing trading in Germany, especially within the hospital linen services division. UK turnover was down by 3.6% at £181.9m with, as expected, a larger reduction in operating profit from the lower turnover and increased cost of management, operational and sales resource during the restructuring period. Although the turnaround has been slower than expected, the new management team, which is now in place, is implementing the major initiatives which are expected to lead to an increase in the annualised value of contracts towards the end of 2004. North America turnover was down 4.6% at £6.0m whilst Asia Pacific and Africa increased turnover by 1.8% to £83.4m with excellent performances in Hong Kong and Indonesia and good performances in Malaysia and South Korea.

Pest Control turnover was up by 1.8% at £224.4m and operating profit up by 2.5% at £84.8m. UK turnover was up 1.7% at £70.0m and Continental Europe was up by 2.5% at £106.0m with encouraging performances in most countries. Asia Pacific and Africa turnover reduced by 0.6% to £32.8m whilst North America turnover was up by 1.8% at £15.6m.

Security

Security turnover was up 7.2% at £584.0m with operating profit up by 9.4% to £58.1m, the margins improving in both electronic and guarding. Continental Europe turnover was up 3.9% at £135.3m, with strong performances in Belgium and France. North America had an excellent performance with turnover up by 16.6% at £179.4m from a combination of strong growth in guarding contracts, additional demand for temporary services, and a useful contribution coming from acquisitions made during the year. UK turnover was up by 3.4% at £269.3m, which was a good result within a competitive market, where impending legislative changes will be, in the long term, to the benefit of our business.

Facilities Management

Total Facilities Management turnover grew by 3.6% to £691.4m, although operating profit reduced by 5.8% to £79.0m.

Facilities Management Services turnover grew by 4.5% to £493.0m, with operating profit reduced by 4.7% to £34.8m. The UK had good growth in turnover but with operating profit showing a small decline due to lower margins on the net new business wins. A poor performance in North America, including the loss of some large cleaning contracts, adversely impacted both turnover and operating profit.

Tropical Plants turnover fell by 4.4% to £112.6m and operating profit by 13.6% to £17.8m, with the level of seasonal activities contributing less than expected. North America turnover was down by 5.3% at £61.6m and Continental Europe down by 1.5% at £29.2m. UK turnover fell by 6.5% to £12.2m. Asia Pacific and Africa turnover was down by 4.9% at £9.6m.

Conferencing turnover grew by 10.6% to £85.8m, largely as a result of additional capacity, with operating profit down by 1.5% to £26.4m, with the profitability improving in the second half of the year as the new centres began to trade profitably and customer demand in the peak periods improved.

Parcels Delivery

Parcels Delivery turnover was up by 16.2% at £213.2m with operating profit at £30.9m up by 11.6%. UK turnover grew by 13.9% to £208.3m with a 5.4% increase in operating profit, the margin impacted by the higher proportion of non-premium next day consignments.

Geographic Commentary - Continuing Operations *(at constant 2003 average exchange rates)*

UK turnover grew by 5.7% to £1,205.4m although operating profit fell by 2.6% to £219.5m. Total Hygiene turnover was down by 2.2% at £251.9m, Security up by 3.4% to £269.3m, total Facilities Management up by 8.4% to £475.9m, and Parcels Delivery up by 13.9% to £208.3m.

Continental Europe turnover was up by 3.7% to £806.3m with operating profit up 2.9% to £171.1m. Total Hygiene turnover was up by 4.1% to £592.7m, Security up by 3.9% to £135.3m, and total Facilities Management was flat at £78.3m.

North America turnover was up by 4.2% to £324.7m, whilst operating profit reduced by 11.1% to £16.8m. Total Hygiene turnover was flat at £21.7m, Security up by 16.6% to £179.4m, and total Facilities Management down by 9.0% to £123.6m.

Asia Pacific and Africa turnover at £134.7m was up by 3.9% and operating profit up by 2.1% to £48.0m. Total Hygiene turnover was up by 1.1% to £116.2m, total Facilities Management down by 3.2% to £13.6m, and there was an inflation-driven performance in our southern Africa Parcels Delivery business.

Total Operating Profit before the exceptional loss on disposal of businesses increased by 3.1% to £455.5m although decreased by 0.5% at constant 2003 average exchange rates.

Operating Cash Flow (before management of liquid resources, financing, dividends, acquisitions, disposals and adjusted for capital expenditure financed by leases) was excellent at £269.3m, up 10.8% on 2002.

Net Debt

Net debt at the year-end was £1,207.9m, £52.5m lower than 2002 despite £23.1m of adverse foreign exchange adjustments and £90.7m from the net outflow of share buy-backs, acquisitions and disposals.

Tax

The profit and loss account tax rate for 2003 was 26.5% compared to 26.8% in 2002.

Acquisitions

Seven bolt-on acquisitions were made in 2003 in Hygiene and Security, and in addition we entered both the North America and Belgium electronic security markets with one acquisition in each. The total cost for the nine acquisitions (with aggregate annualised turnover of circa £35m) was £22.2m, these contributing £20.9m to 2003 turnover and £1.3m to profit before tax. Since the year-end we have made three acquisitions in Continental Europe and North America with annualised turnover of circa £3m.

Disposals

The net loss on the previously reported sale of the Belgian cash-in-transit business and the recent sale of four small businesses within Facilities Management (which together had annualised turnover of circa £15m) was £0.2m. In addition, a review of the deferred payments due from the disposal of businesses in 2000 has led to a charge of £11.5m, to give a total exceptional loss of £11.7m.

As part of Ashtead Group Plc's re-financing, interest payments on the £134m convertible loan note have been deferred until January 2005, although interest continues to accrue. We continue to closely monitor developments at Ashtead. In line with the approach taken at the half-year there are, currently, no intentions to reduce the carrying value of the loan note.

International Financial Reporting Standards

The company is making good progress in preparing for the introduction of International Financial Reporting Standards with effect from the interim results for 2005.

Part of this preparation, linked in with the issuance, in November 2003, of Application Note G as an amendment to FRS 5 (and taking effect from reporting periods ending on or after 23rd December 2003), has led to a review of the accounting policy in respect of Turnover. Whilst this has required a re-statement of the 2002 balance sheet, there was no impact on the 2002 profit and loss account.

Pensions

The profit and loss account charge, in line with SSAP 24, increased from £3.1m in 2002 to £4.5m in 2003 and is anticipated to increase to circa £6.7m in 2004.

By incorporating assumptions contained in the 2002 actuarial valuation (in particular lower mortality and increased inflation rates) these, combined with the change in bond yields and partially offset by the increase in investment values, give a post-deferred tax FRS 17 deficit at 31st December 2003 of £131m, this deficit representing less than 4% of the company's market capitalisation.

Prospects for 2004

Chief Executive James Wilde said:-

"I believe that organic turnover growth is the prime requirement for profitable growth. We will therefore invest in additional sales management and sales staff where appropriate and continue technological developments to improve the productivity and quality of our service delivery. Recruitment of people for future management positions and company-wide training will remain key areas of focus.

We will continue the development of our four markets, Hygiene, Security, Facilities Management and Parcels Delivery. The main emphasis will be concentrated on Hygiene and Security within Continental Europe, where there is a good opportunity to replicate the density and coverage of our UK operations.

In the past year, the restructuring and ongoing initiatives have been aimed at improving organic growth rates within an increasingly price-competitive environment.

Progress in 2003 has been slower than expected, especially in our higher margin businesses, so that, in 2004, whilst we aim for good growth in turnover, margins are likely to be impacted by the pricing levels of net new business gains, the faster growth in our lower margin businesses and the investments outlined above.

Bolt-on acquisitions will be targeted to supplement our organic growth, financed by the generation of strong cash flow.

In 2004, we are planning for an increase of at least 10% in the full year dividend per share.

I firmly believe that Rentokil Initial is now much stronger and better positioned such that the initiatives already taken, and those planned for 2004, should lead to a strong performance in 2005 and beyond with an improving turnover growth rate, especially in our higher margin businesses."

For further information:-

James Wilde, Chief Executive
Roger Payne, Finance Director
Charles Grimaldi, Corporate Affairs Director

01342 833022

Webcast

There will be a live audio/slide webcast of our 2003 Preliminary Results presentation on February 26th, 2004 starting at 9:00 am (UK time). Additionally, an on-demand version of the webcast will be available from 1:30 pm on February 26th for several weeks.

To access the webcast, please visit the investor centre on our corporate website www.rentokil-initial.com.

Conference Call

A Conference Call with James Wilde, Chief Executive, and Roger Payne, Finance Director, is scheduled for 3:00 pm (UK time) on February 26th, 2004.

Please dial + 44 (0) 20 7162 0180 and quote 'Rentokil' to access this live facility.

SEGMENTAL ANALYSIS

		Year to 31st December 2003	Year to 31st December 2002
		£m	£m
Business analysis	**Turnover**		
	Continuing operations at 2003 average exchange rates:		
	Hygiene Services	**758.1**	743.0
	Pest Control	**224.4**	220.5
	Hygiene	**982.5**	963.5
	Security	**584.0**	544.7
	Facilities Management Services	**493.0**	471.7
	Tropical Plants	**112.6**	117.8
	Conferencing	**85.8**	77.6
	Facilities Management	**691.4**	667.1
	Parcels Delivery	**213.2**	183.5
	Total continuing operations at 2003 average exchange rates	**2,471.1**	2,358.8
	Exchange	**-**	(48.0)
	Continuing operations at reported exchange rates	**2,471.1**	2,310.8
	Discontinued operations	**15.1**	28.7
	Total as reported (including share of associate and franchisees)	**2,486.2**	2,339.5
	Operating profit		
	Continuing operations at 2003 average exchange rates:		
	Hygiene Services	**202.6**	210.2
	Pest Control	**84.8**	82.7
	Hygiene	**287.4**	292.9
	Security	**58.1**	53.1
	Facilities Management Services	**34.8**	36.5
	Tropical Plants	**17.8**	20.6
	Conferencing	**26.4**	26.8
	Facilities Management	**79.0**	83.9
	Parcels Delivery	**30.9**	27.7
	Total continuing operations at 2003 average exchange rates	**455.4**	457.6
	Exchange	**-**	(15.7)
	Continuing operations at reported exchange rates	**455.4**	441.9
	Discontinued operations	**(0.3)**	(0.2)
	Share of profit of other associate	**0.4**	0.3
	Total as reported	**455.5**	442.0

SEGMENTAL ANALYSIS

		Year to 31st December 2003 £m	Year to 31st December 2002 £m
Geographic analysis	**Turnover**		
	Continuing operations at 2003 average exchange rates:		
	United Kingdom	**1,205.4**	1,140.0
	Continental Europe	**806.3**	777.7
	North America	**324.7**	311.5
	Asia Pacific & Africa	**134.7**	129.6
	Total continuing operations at 2003 average exchange rates	**2,471.1**	2,358.8
	Exchange	**-**	(48.0)
	Continuing operations at reported exchange rates	**2,471.1**	2,310.8
	Discontinued operations	**15.1**	28.7
	Total as reported (including share of associate and franchisees)	**2,486.2**	2,339.5
	Operating profit		
	Continuing operations at 2003 average exchange rates:		
	United Kingdom	**219.5**	225.4
	Continental Europe	**171.1**	166.3
	North America	**16.8**	18.9
	Asia Pacific & Africa	**48.0**	47.0
	Total continuing operations at 2003 average exchange rates	**455.4**	457.6
	Exchange	**-**	(15.7)
	Continuing operations at reported exchange rates	**455.4**	441.9
	Discontinued operations	**(0.3)**	(0.2)
	Share of profit of other associate	**0.4**	0.3
	Total as reported	**455.5**	442.0

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year to 31st December 2003 £m	Year to 31st December 2002 £m
Turnover (including share of associate and franchisees)		
Continuing operations	2,450.2	2,310.8
Acquisitions	20.9	-
Continuing operations	2,471.1	2,310.8
Discontinued operations	15.1	28.7
Turnover (including share of associate and franchisees)	2,486.2	2,339.5
Less:		
Share of turnover of associate (all continuing)	(18.7)	(18.4)
Turnover of franchisees (all continuing)	(101.2)	(87.9)
Group turnover	2,366.3	2,233.2
Operating expenses	(1,914.4)	(1,794.8)
Operating profit		
Continuing operations	450.3	438.6
Acquisitions	1.9	-
Continuing operations	452.2	438.6
Discontinued operations	(0.3)	(0.2)
Group operating profit	451.9	438.4
Share of profit of associates (all continuing)		
Mainstream	3.2	3.3
Other	0.4	0.3
Total Operating Profit	455.5	442.0
Loss on disposal of businesses (exceptional item – note 3)	(11.7)	-
Profit on ordinary activities before interest	443.8	442.0
Interest payable (net)	(47.0)	(51.7)
Profit on ordinary activities before taxation	396.8	390.3
Tax on profit on ordinary activities	(105.2)	(104.6)
Profit on ordinary activities after taxation	291.6	285.7
Equity minority interests	(1.5)	(1.1)
Profit for the financial year attributable to shareholders	290.1	284.6
Equity dividends	(110.1)	(101.6)
Profit retained for the financial year	180.0	183.0
Basic earnings per 1p share	15.83p	15.00p
Adjusted earnings per 1p share	16.47p	15.00p
Diluted earnings per 1p share	15.81p	14.94p
Dividends per 1p share	6.10p	5.53p
Weighted average number of shares (million)	1,833	1,897
Number of shares in issue at period end (million)	1,824	1,861

CONSOLIDATED BALANCE SHEET

		At 31st December 2003 £m	At 31st December 2002 £m (restated)
Fixed assets	Intangible assets	**195.7**	177.0
	Tangible assets	**662.8**	624.3
	Investments	**23.7**	23.8
		882.2	825.1
Current assets	Stocks	**45.2**	45.4
	Debtors – due within one year	**451.8**	450.7
	Debtors – due after more than one year	**167.6**	176.4
	Short term deposits and cash	**272.8**	246.5
		937.4	919.0
Creditors – amounts falling due within one year	Creditors	**(754.9)**	(737.9)
	Bank and other borrowings	**(82.9)**	(65.0)
		(837.8)	(802.9)
	Net current assets	**99.6**	116.1
	Total assets less current liabilities	**981.8**	941.2
Creditors – amounts falling due after more than one year	Creditors	**(10.4)**	(9.7)
	Bank and other borrowings	**(1,397.8)**	(1,441.9)
		(1,408.2)	(1,451.6)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(186.2)**	(206.9)
	Net liabilities	**(612.6)**	(717.3)
Equity capital and reserves	Called up share capital	**18.2**	18.6
	Share premium account	**49.2**	46.3
	Capital redemption reserve	**19.6**	19.2
	Other reserves	**8.9**	8.2
	Profit and loss account	**(715.0)**	(815.9)
	Equity shareholders' funds	**(619.1)**	(723.6)
	Equity minority interests	**6.5**	6.3
	Capital employed	**(612.6)**	(717.3)

EARNINGS PER SHARE

		Year to 31st December 2003	Year to 31st December 2002
Basic earnings per share	Profit attributable to shareholders	**£290.1m**	£284.6m
	Weighted average number of shares	**1,832.6m**	1,897.3m
	Basic earnings per share	**15.83p**	15.00p
Adjusted earnings per share	Profit attributable to shareholders	**£290.1m**	£284.6m
	Add back loss on disposal of businesses (note 3)	**£11.7m**	-
	Adjusted profit attributable to shareholders	**£301.8m**	£284.6m
	Weighted average number of shares	**1,832.6m**	1,897.3m
	Adjusted earnings per share	**16.47p**	15.00p
Diluted earnings per share	Profit attributable to shareholders	**£290.1m**	£284.6m
	Weighted average number of shares	**1,832.6m**	1,897.3m
	Effect of share options	**2.5m**	7.3m
	Adjusted average number of shares	**1,835.1m**	1,904.6m

CONSOLIDATED CASH FLOW STATEMENT

		Year to 31st December 2003 £m	Year to 31st December 2002 £m
Operating activities	Operating profit	**451.9**	438.4
	Depreciation charge (net of recovery on disposals)	**157.0**	152.4
	Net movement in working capital	**1.4**	(14.9)
	Net cash inflow from operating activities	**610.3**	575.9
Associates' dividends	Dividends received from associates	**1.3**	2.0
Returns on investments and servicing of finance	Interest received	**49.3**	54.4
	Interest paid	**(104.7)**	(109.2)
	Interest element of finance lease payments	**(1.9)**	(2.1)
	Dividends paid to minority interests	**(0.6)**	(0.6)
	Net cash outflow from returns on investments and servicing of finance	**(57.9)**	(57.5)
Taxation	Tax paid	**(111.9)**	(104.7)
Capital expenditure and financial investment	Purchase of tangible fixed assets	**(187.8)**	(183.5)
	Less: financed by leases	**13.1**	11.4
		(174.7)	(172.1)
	Sale of tangible fixed assets	**15.3**	10.9
	Net cash outflow for capital expenditure and financial investment	**(159.4)**	(161.2)
Acquisitions and disposals	Purchase of companies and businesses	**(21.2)**	(34.5)
	Disposal of companies and businesses	**6.4**	-
	Net cash outflow from acquisitions and disposals	**(14.8)**	(34.5)
Equity dividends paid	Dividends paid to equity shareholders	**(104.4)**	(97.7)
	Net cash inflow before use of liquid resources and financing	**163.2**	122.3
Management of liquid resources	Movement in short term deposits with banks	**13.0**	83.5
Financing	Issue of ordinary share capital	**2.9**	5.2
	Own shares purchased	**(75.9)**	(234.6)
	Net loan movement	**(9.8)**	297.6
	Capital element of finance lease payments	**(12.8)**	(13.2)
	Net cash (outflow)/inflow from financing	**(95.6)**	55.0
Net Cash	**Increase in net cash in the year**	**80.6**	260.8

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year to 31st December 2003 £m	Year to 31st December 2002 £m
Profit for the financial year	**290.1**	284.6
Currency translation adjustments	**(3.6)**	(11.9)
Total gains and losses recognised in the financial year	**286.5**	272.7
Prior year adjustment on adoption of amendment to FRS 5 (note 4)	**(15.7)**	
Total gains and losses recognised since last annual report	**270.8**	

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Year to 31st December 2003 £m	Year to 31st December 2002 £m
Profit for the financial year	**290.1**	284.6
Equity dividends	**(110.1)**	(101.6)
Profit retained for the financial year	**180.0**	183.0
New share capital issued	**2.9**	5.2
Own shares purchased	**(73.1)**	(237.5)
Goodwill written back on disposals	**(1.7)**	-
Other recognised gains/(losses) in the financial year	**(3.6)**	(11.9)
Net change in equity shareholders' funds	**104.5**	(61.2)
Equity shareholders' funds at 1st January as reported	**(723.6)**	(646.7)
Prior year adjustment on adoption of amendment to FRS 5 (note 4)	**-**	(15.7)
Equity shareholders' funds at 1st January as restated	**(723.6)**	(662.4)
Equity shareholders' funds at 31st December	**(619.1)**	(723.6)

CONSOLIDATED CASH FLOW STATEMENT

		Year to 31st December 2003 £m	Year to 31st December 2002 £m
Reconciliation of movement in net debt	Net debt at 1st January	**(1,260.4)**	(1,127.0)
	Change in net cash in the year	**80.6**	260.8
	Movement in deposits and loans	**(3.2)**	(381.1)
	Finance lease movements	**(0.3)**	1.8
	Acquisitions	**(2.5)**	-
	Disposals	**1.0**	-
	Currency translation adjustments	**(23.1)**	(14.9)
	Net debt at 31st December	**(1,207.9)**	(1,260.4)

Notes

1. The profit and loss accounts and the cash flow statements for the years to 31st December 2003 and 31st December 2002, have been translated at average exchange rates for the relevant periods. Balance sheets have been translated at period end exchange rates. The results of continuing operations within the segmental commentaries have been translated at 2003 average exchange rates for both periods.

2. Tax comprises UK Corporation Tax (less double taxation relief) of £40.8m (2002: £32.4m) and overseas tax of £64.4m (2002: £72.2m).

   At 26.5% (2002: 26.8%) the company's effective tax rate is 5.6% (2002:5.5%) below its underlying tax rate based on its geographical spread of profits, principally as a result of benefiting from tax losses £1.0 m (2002: £1.0m), goodwill amortisation £1.4m (2002: £1.0m), adjustments in respect of prior periods £23.7m (2002: £19.9m), exceptional items (£3.4m) (2002: £nil) and other items (£0.5m) (2002: (£0.5)m).

3. The loss on disposal of businesses represents a charge for the reduction in consideration deferred from two businesses sold in 2000 (£11.5m), together with a small loss (£0.2m) incurred on the disposal of five businesses made during the current financial year.

4. The financial information has been prepared on the basis of the accounting policies set out in the full year 2002 Annual Report, adjusted for the adoption of Application Note G which was issued as an amendment to FRS 5 "Reporting the Substance of Transactions" by the ASB in November 2003 to be adopted for accounting periods ended on or after 23rd December 2003.

   Accounting policies have been amended to recognise turnover on a straight-line basis over the life of the contract. This has replaced the previous policy of recognising, where appropriate, a higher proportion of the total income at the start of contracts to reflect initial value of services performed and has resulted in a prior year adjustment to shareholders' equity of £15.7m (net of tax). This is accounted for by a £22.5m increase in creditors offset by a £4.0m decrease in corporation tax and a £2.8m decrease in deferred tax. As there was no impact on the 2002 profit and loss account, the results for 2002 have not been restated. The effect of applying this new policy in 2003 has been to reduce profit before tax by £0.3m.

   The Ashtead loan note, previously held in other investments, has been reclassified as a debtor due after more than one year, with the prior year comparatives represented accordingly. This reflects our continuing intention to hold this loan note to maturity in 2008 and the likelihood that the equity conversion will not be exercised.

5. The financial information in this statement is not audited and does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

6. There will be a presentation to analysts at 9.00 am today at the offices of UBS at 1 Finsbury Avenue, London EC2M 2PP. A copy of the slides and a live webcast of the presentation will be available via the Company's website (www.rentokil-initial.com) as well as a playback as soon as practicable after the presentation closes.

7. Copies of the Annual Report will be despatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

Financial Calendar

Final dividend to be paid on 4th June 2004 to shareholders on the register on 7th May 2004.

Annual Report expected to be despatched to shareholders in April 2004.

Annual General Meeting at The British Library, 96 Euston Road, London NW1 2DB on 27th May 2004 at 11.00am.